

**Q1 FY19 Earnings Release
Supplemental Material
December 10, 2018**

Safe Harbor Statement

Certain statements made within this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Forward-looking statements are statements related to future, not past, events, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "estimate," "forecast," "target," "preliminary," or "range," and include the Company's outlook for the second quarter and full year of Fiscal Year 2019. The Company does not undertake to publicly update or review its forward-looking statements even if experience or future changes make it clear that our projected results expressed or implied will not be achieved.

Detailed information concerning those risks and uncertainties are readily available in the Company's filings with the U.S. Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Where indicated, certain financial information herein has been presented on a non-GAAP basis. This basis adjusts for non-recurring items that management believes are not indicative of the Company's underlying operating performance. These measures may not be directly comparable to similar measures used by other companies and should not be considered a substitute for performance measures in accordance with GAAP such as operating income and net income. Additionally, a reconciliation of the projected non-GAAP EPS, which is a forward-looking non-GAAP financial measure, to the most directly comparable GAAP financial measures, is not provided because the Company is unable to provide such reconciliation without unreasonable effort. The inability to provide a reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the non-GAAP adjustments may be recognized. These GAAP measures may include the impact of such items as restructuring charges, acquisition and integration related expenses, asset impairments, non-cash purchase accounting adjustments and the tax effect of all such items. As previously stated, the Company has historically excluded these items from non-GAAP financial measures. The Company currently expects to continue to exclude such items in future disclosures of non-GAAP financial measures and may also exclude other items that may arise (collectively, "non-GAAP adjustments"). The decisions and events that typically lead to the recognition of non-GAAP adjustments, such as actions under the Company's Change for Growth program and impairments of certain long-lived intangible assets, are inherently unpredictable as to if or when they may occur. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Reference should be made to today's earnings release for the nature of such adjustments and for a reconciliation of such non-GAAP measures to the Company's financial results prepared in accordance with GAAP.

Q1 FY19
Earnings Highlights

	GAAP		non-GAAP [a]	
	Q1 FY19	**Q1 FY18**	**Q1 FY19**	**Q1 FY18**
Comp Sales			3%	(5%)
Gross Margin	59.4%	60.7%	59.4%	60.7%
BD&O	19.8%	20.0%	19.8%	20.0%
SG&A	31.5%	31.0%	31.5%	30.9%
Operating Income ($M)	$38.9	$39.9	$46.8	$68.9
EPS	$0.03	$0.03	$0.06	$0.11

(a) *non-GAAP figures are adjusted to exclude restructuring expenses, acquisition and integration expenses, and non-cash purchase accounting adjustments*

Q1 FY19
Sales Summary

Comp Sales Performance

	Q1 FY19	Q1 FY18
Premium Fashion	**8%**	**(6%)**
Ann Taylor	7%	(6%)
LOFT	9%	(6%)
Value Fashion	**(3%)**	**(7%)**
maurices	(3%)	(5%)
dressbarn	(4%)	(10%)
Plus Fashion	**(2%)**	**(4%)**
Lane Bryant	(2%)	(5%)
Catherines	(3%)	(3%)
Kids Fashion	**12%**	**(2%)**
Total Company	**3%**	**(5%)**

Q1 FY19 Sales Mix



Q1 FY19
End-of-Period Inventory (Cost)

Approximately half of the total company increase was caused by receipt timing shifts related to 53rd week in prior fiscal year, with impact primarily in Kids and Premium segments



Approximately half of reported increase related to prior year level (down 20%+)

21%	(8%)	5%	38%	11%
Premium Fashion	Value Fashion	Plus Fashion	Kids Fashion	Total Company

Q1 FY19
Capital Structure / Cash Flow

- Capital expenditures: $32 million[a]

- Ending cash and equivalents: $199 million

- Ending debt: $1,372 million[b]

- Ending net debt to TTM EBITDA: ~2.7x[c]

- TTM EBITDA cash interest coverage: ~4.5x[c,d]

- Current liquidity: $672 million[e]

(a) *Excludes change in period end accruals ($21 million as of Q4 FY18 and $14 million as of Q1 FY19)*
(b) *Reflects term loan balance; asset-based revolver undrawn at quarter end*
(c) *Ending debt net of cash and equivalents to TTM non-GAAP EBITDA of $435 million*
(d) *Based on TTM average Term Loan balance of $1,488 million and TTM average interest rate of approximately 6.5%*
(e) *Ending cash and equivalents plus $473 million of availability under the asset based revolver*

Real Estate Summary

	Store Locations End of Q4	Q1 FY19			Q1 FY18
		Store Locations Opened	Store Locations Closed	Store Locations End of Q1	Store Locations End of Q1
Premium Fashion	**976**	**5**	**(6)**	**975**	**1,001**
Ann Taylor	304	1	(2)	303	320
LOFT	672	4	(4)	672	681
Value Fashion	**1,702**	**0**	**(18)**	**1,684**	**1,780**
maurices	972	0	(11)	961	1,008
dressbarn	730	0	(7)	723	772
Plus Fashion	**1,097**	**0**	**(5)**	**1,092**	**1,119**
Lane Bryant	749	0	(2)	747	764
Catherines	348	0	(3)	345	355
Kids Fashion	**847**	**0**	**(2)**	**845**	**894**
Total Company	**4,622**	**5**	**(31)**	**4,596**	**4,794**

Q1 Results vs. 9/24/18 Guidance non-GAAP Basis

	Actual	Guidance
Total Company Sales	**$1.592B**	**$1.54 to $1.56B**
Comparable Sales	**3.5%**	**Flat to up 2%**
Gross Margin	**59.4%**	**60.0% to 60.5%**
Depreciation and amortization	**$82M**	**~$84M**
Operating Income	**$47M**	**$22 to $42M**
Interest expense [a]	**$26M**	**~$27M**
Diluted share count	**201M**	**200M**
EPS	**$0.06**	**($0.04) to $0.06**

(a) *Inclusive of non-cash interest of approximately $3M related to the amortization of the term loan original issue discount and debt issuance costs (consistent with guidance).*

Q2 and Full Year FY19 Guidance non-GAAP Basis



	Q2 FY19	Full Year FY19
Total Sales	**$1.675 to $1.705B**	**$6.45 to $6.55B**
Comparable Sales	**up 2 to 4%**	**up low single digits**
Gross Margin	**54.2% to 54.8%**	**57.6% to 58.1%**
Depreciation and amortization	**~$84M**	**$327 to $332M**
Operating (Loss) Income	**($30M) to ($10M)**	**$120 to $140M**
Interest expense[a]	**~$26M**	**~$108M**
Diluted share count [b]	**198M**	**201M**
EPS [c]	**($0.25) to ($0.15)**	**$0.00 to $0.10**
Ending store count		**4,375 to 4,425**

(a) *Inclusive of non-cash interest of approximately $3M and $11M related to the amortization of the term loan original issue discount and debt issuance costs for Q2 Fiscal 2019 and Full Year Fiscal 2019.*

(b) *Share count for Q2 Fiscal 2019 excludes the impact of dilutive securities due to the projected loss.*

(c) *Inclusive of the statutory tax rate and changes in tax regulations on foreign sourced income and non-deductible executive compensation.*

FY19 Q1 adjusted operating income walk non-GAAP Basis

($ millions)



69
13
8
11
10
47
FY18 Q1 as-reported
Week 53 Impact
New Revenue Rec. Standard
Performance-Based Compensation Reset
Flow through on Comp Growth
FY19 Q1 as-reported

FY19 Q2 adjusted operating income walk non-GAAP Basis

($ millions)


(12)
21
10
9
13
(21)
FY18 Q2 as-reported
Week 53 Impact
Performance-Based Compensation Reset
New Revenue Rec. Standard
Flow through on Comp Growth
FY19 Q2 as-reported

Change for Growth program savings outlook

($ millions)

		FY17(A)	FY18(A)	FY19(E)	FY20(E)	Total(E)
	Operating model					
SG&A	Front office efficiencies	29	37	0		**66**
SG&A	Corporate efficiencies	7	22	13		**42**
SG&A	Non-merch procurement	16	43	30	11	**100**
BD&O	Fleet Optimization	11	18	23	8	**60**
SG&A	IT efficiencies		2	15	15	**32**
	Total Opex	**63**	**122**	**81**	**34**	**300**
COGS	Sourcing	0	15	9	TBD	**24**
	Total savings	**63**	**137**	**90**	**34**	**324**

Comparable Sales impact of FY18 53rd week shift

($ millions)

Comparable sales increase / (decrease) resulting from additional week

	Premium	Value	Plus	Kids	ascena
Q1	0.4	(1.9)	(2.6)	(18.4)	(22.5)
Q2	(9.9)	(9.1)	(4.3)	(5.2)	(28.4)
Q3	N / A	17.1	10.1	6.0	33.2
Q4	N / A	(6.1)	(3.2)	17.6	8.3
Full Year	(9.5)	0.0	0.0	0.0	(9.5)

Note: Premium segment 53rd week executed in January 2018 vs. remaining segments, which were executed in July 2018

FY19 Q1 adjusted operating expense walk non-GAAP Basis

($ millions)


809
23
17
16
11
12
9
817
FY18 Q1 as reported
Change for Growth (Opex only)
Store Closures
Inflation (estimated)
Performance-Based Comp. Reset
Capability Investments
Channel Shift / Other
FY19 Q1 as reported